Filed Pursuant to Rule 433

Registration No. 333-159072

October 19, 2009

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated October 19, 2009)

Issuer:	The Southern Company
Security:	Series 2009B Floating Rate Senior Notes due October 21, 2011
Expected Ratings:*	A3/A-/A (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$300,000,000
Public Offering Price:	100%
Maturity:	October 21, 2011
Interest:

Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement), plus 0.40%, reset quarterly, and payable January 21, April 21, July 21 and October 21 of each year, commencing January 21, 2010

Format:	SEC Registered
Transaction Date:	October 19, 2009
Expected Settlement Date:	October 22, 2009
Joint Book-Running Managers:	Deutsche Bank Securities Inc. RBS Securities Inc.
Co-Manager:	M.R. Beal & Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0759, RBS Securities Inc. toll free at 1-866-884-2071 or Deutsche Bank Securities Inc. toll free at 1-800-503-4611.